UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Tombot, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   October 13, 2017

Physical Address of Issuer:

19197 Golden Valley Road, #638, Santa Clarita, CA 91387, United States

Website of Issuer:

https://tombot.com

Is there a Co-Issuer? _X_ ***Yes*** ___ ***No***

Name of Co-Issuer:

Tombot Seed Prime CF SPV, LLC

Legal status of Co-Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Delaware

Date of Organization:

October 3, 2024

Physical Address of Co-Issuer:

19197 Golden Valley Road, #638, Santa Clarita, CA 91387, United States

Website of Co-Issuer:

None

Current Number of Employees:

7

	Year-ended January 31, 2025	Year-ended January 31, 2024
Total Assets	$929,899	$1,355,592
Cash & Cash Equivalents	$692,805	$1,225,864
Accounts Receivable	$0	$0
Current Liabilities	$122,462	$337,411
Long-Term Liabilities	$469,351	$69,474
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$1,450	$800
Net Income/(Net Loss)	$(1,709,146)	$(962,989)

* Cost of Revenues

TABLE OF CONTENTS

May 29, 2025

Tombot, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Tombot, Inc. ("**Tombot,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Tombot Seed Prime CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://tombot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	Tombot, Inc.
	(Issuer)
	By:/s/ Thomas Edward Stevens
	(Signature)
	Thomas Edward Stevens
	(Name)
	Chief Executive Officer
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Thomas Edward Stevens
	(Signature)
	Thomas Edward Stevens
	(Name)
	Director
	(Title)
	May 29, 2025
	(Date)
	/s/Peter Tam
	(Signature)
	Peter Tam
	(Name)
	Director
	(Title)
	May 29, 2025
	(Date)

/s/Jay Goss
_____
(Signature)

Jay Goss
_____
(Name)

Director
_____
(Title)

May 29, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 29, 2025

Tombot, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Tombot, Inc. (the "**Company**") is making highly realistic advanced robotic animals designed to be pets for people who cannot safely or practically own a live pet. The Company's first product is intended to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia.

The Company was incorporated on October 13, 2017, in Delaware. The Company is headquartered and qualified to conduct business in California and will sell its products via business to consumer (**B2C**) through the internet and business to business (**B2B**) via a direct sales force throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended January 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://tombot.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is majority controlled by our founder and CEO who exercises voting control.

Tom Stevens, the CEO and Founder of the Company, is currently a majority owner of the Company's capital stock. Subject to any fiduciary duties owed to our other shareholders under Delaware law, Mr. Stevens will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Mr. Stevens may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We will rely on other companies to provide components and services for our products.

We will depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We are reliant on one main type of product

Our business currently depends solely on our realistic robotic animal, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current product or develop a new realistic robotic animal at competitive prices or in a timely manner, of if the realistic robotic animal market does not achieve broad market acceptance. We will primarily derive our revenue for the foreseeable future from consumer sales of realistic robotic animal sales. Accordingly, our future success depends on our ability to penetrate the realistic robotic animal market. If we are unable to gain market acceptance of our product or adequately address market requirements, our future revenue and results of operations will suffer.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We will face various risks as an e-commerce retailer.

As part of our strategy, we will sell our products via e-commerce. This will require additional capital in the future to launch and grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face competition in the future from other internet retailers who enter the market. Our failure to positively differentiate our product offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in selling our product directly to businesses through our direct sales force, our revenue, financial results, and business may be significantly harmed.

We offer highly realistic advanced robotic animals designed to be pets for people who cannot safely or practically own a live pet. In addition to selling our product directly to consumers through the internet, we plan to hire a direct sales force to sell our product to businesses, such as assisted living, memory care, skilled nursing homes and acute care facilities. If we are not able to successfully market and sell our product to these businesses, we will be unable to meet our sales forecasts and our revenue, financial results and business will be significantly harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We must become subject to FDA regulation in order to expand to certain markets. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the full development and commercialization of our products if such regulation results in the denial of, or delay in, any applications we are required to submit.

Currently, we are able to sell our products as "wellness" products which do not require FDA registration, clearance or approval. However, if we wish to expand into other markets, including hospitals where CMS and private insurance codes providing reimbursement is sought, we will become subject to regulation by the FDA. It is also possible that FDA oversight and regulations could result in additional costs to the Company and delays in marketing our product to other markets, both of which could have a material impact to us. If FDA regulation results in our product(s) not being registered, cleared or approved, as applicable, our ability to generate revenues will be limited and our business will be materially adversely affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Description of the Business

Tombot, Inc. is making highly realistic advanced robotic animals designed to be pets for people who cannot safely or practically own a live pet. The Company's first product is intended to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia.

Business Plan

The Company is a pre-revenue startup enterprise that has been awarded a design patent, has filed an application for a utility patent in the U.S. and internationally, and is in the process of making additional patent filings. The primary sources of revenue will come from direct B2C e-commerce sales to family members of those suffering from serious mental health disorders, and from B2B sales through hospitals, assisted living, memory care, skilled nursing and adult daycare facilities.

The Company's Tombot Puppies have been pre-ordered for residential, assisted living, skilled nursing and acute care applications. Tombot Puppies have also been preordered for cognitively typical seniors subjected to social isolation due to living alone, children with Autism and other developmental disabilities, adolescents and adults with high impact chronic pain, major depressive disorder, severe anxiety, bipolar disorder, and PTSD. Peer reviewed studies show that robotic animals positively affect some people's ability to cope with stress, anxiety, loneliness, depression and pain, improving quality of life and reducing the need for psychotropic and opioid medications. The Company's Tombot Puppies may be sold as a "wellness" product that does not require FDA registration, clearance or approval. However, in order to sell the Tombot Puppies in certain markets, such as to hospitals who will seek CMS and private insurance reimbursement, the Company in the future will be required to be subject to FDA oversight and maintain in compliance with applicable regulatory requirements.

The Company is currently completing its Alpha 2 pre-production engineering phase. Once completed, the Company's plan is to conduct alpha and beta testing and finally tool our contract manufacturer to being producing units for customer deliveries. The Company is forecasting initial customer shipments in 2025. Any capital we raise in the future will empower the Company to complete its production preparations and launch the sales of its first product.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tombot Puppies	Highly realistic advanced robotic animals intended to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia.	Designed to be sold directly to customers and to assisted living, memory care, skilled nursing homes and acute care facilities.

Competition

The markets in which the Company's products will be sold are highly competitive. Product quality, performance and value are also important differentiating factors. Although the pet robotics market is in its infancy, there are several competitors that will compete against the Company including (i) Paro Robotics, the closest competitor to the Company's product in terms of features and design intent; (ii) Ageless Innovation, a low-priced option offering mechanical toys; and (iii) Elephant Robotics, which also offers low-priced mechanical toys.

Customer Base

The Company's target users are seniors with dementia and other individuals suffering from serious mental health disorders.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97177559	"TOMBOT"	Standard Character Mark	December 17, 2021	Pending	USA
97177565	Design of a Robotic Dog Wearing a Collar	Design Trademark	December 17, 2021	Pending	USA
D884,803	"Dog Device"	Design Patent	April 19, 2019	May 19, 2020	USA
16853311	"Method and System for Operating a Robotic Device"	Utility Patent	April 20, 2020	Pending	USA

The Company is also preparing additional patent application filings.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to and affected by the laws and regulations of the Food and Drug Administration (FDA). These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Thomas Edward Stevens	CEO (Primary), CPO, Founder and Chairman of the Board	CEO, CPO, Founder and Chairman of the Board of the Company, 2017 – Present. Responsible for executive leadership, finance, marketing, sales, clinical studies and regulatory compliance, along with general CEO responsibilities.	Stanford University MS Management, 2017; UCLA, BA Political Science, 2016
Henry P. Schorz	Chief Technical Officer (Primary) and Co-Founder	Chief Technical Officer and Co-Founder of the Company, 2017 – Present. Responsible for the technical development of the Company's products and service.	Attended Norwalk State Technical College, Electrical Engineering (1965) and Chemical Engineering (1967)
Jesse M. Schorz	Chief Operating Officer (Primary) and Co-Founder	Chief Operating Officer and Co-Founder of the Company, 2018 – Present. Responsible for all aspects of the Company's operations, including supply chain management, logistics, fulfillment and IT.	Moorpark College, AA, 1998
Peter Tam	Director	Director of the Company, 2023 - Present Responsible for board oversight and strategic guidance. President at PTI, 1992 – Present (Primary) Responsible as chief executive officer and for providing consultative services.	California State University, MSEE, 1978; California State University, BSEE, 1975
Jay Goss	Director	Director of the Company., 2021 - Present Responsible for board oversight and strategic guidance.	University of Southern California, MBA, 1998; University of California, Los

| | | General Partner at Wavemaker Three-Sixty Health, 2018 - Present (Primary)

Responsible for determining venture fund investments in healthcare startups. | Angeles, B.A., Economics and Business, 1991 |
|---|---|---|---|

Biographical Information

Thomas Edwards Stevens: Tom is the CEO, CFO, Founder and Chairman of the Board of the Company. Tom has been in the high-tech industry since 1985 - the early days of the PC revolution. The extraordinary demand for PCs at the time far outstripped the supply of workers, creating unusual opportunities for anyone involved. At Novell, Tom was repeatedly promoted and given responsibilities that would only have been attainable after decades of service in more mature industries. Tom was fortunate to receive the necessary training, support and mentorship from senior leadership to take on these heady challenges. These early experiences provided Tom with the education and confidence to join a startup in late 1989. Functioning as a member of ACT's Office of the President, Tom oversaw all client-facing activities including sales, marketing, consulting, new product development, and strategic 3rd party relationships. ACT's core leadership team built the company into one of the world's largest and most-respected litigation automation firms. Tom applied his experience and education to the Company's product development. Using a data-driven and human-centered design approach, Tom's leadership has produced a product that we believe not only technically out-performs every competitive product on the market but is also more highly-desired by our customers. Tom utilized his previous experience as an operator to institute the core financial, accounting, HR, sales and marketing systems to efficiently run and control the Company's key management disciplines.

Henry P. Schorz: Hank is the Chief Technical Officer of the Company. He has been a Chief-level executive for more than 40 years. As an engineering and operations expert, Hank has built multiple companies into industry leaders. Hank's technical curiosity and systems mentality give him the unique ability to fundamentally understand all of the elements of complex systems and processes. These skills have been applied to consumer electronics design and manufacturing, custom software development, computer systems integration, and very large data processing and management, and now robotics. Hank has also spent many years as a hobbyist roboticist and remote-control airplane builder and competitor. These experiences, combined with his career in engineering and systems design gave Hank the insight on how to technically execute the Company's robots. Inventing the perception, control and behavior systems for the Company's robots, Hank's ingenuity has led to the filing of a comprehensive family of patents.

Jesse M. Schorz: Jesse is the Chief Operating Officer of the Company. He has spent 20 years in management and leadership positions. Jesse built and managed high-performing internal engineering and operations teams - the largest operating divisions at ACT. Jesse also oversaw very large contract teams and 3rd party suppliers. These experiences have led Jesse to develop best-practices operations systems. In addition to his technical skills and business acumen, Jesse is a "get stuff done" guy. Creating and adhering to operating budgets and timelines are core strengths. Jesse's skills begin with the innate ability to accurately forecast budgets and timelines. Accurate projections are critical for the financial management of the Company, and for setting appropriate customer and investor expectations. In addition to setting-up the Company's IT and operations systems, Jesse constructed and produced all of the realistic behaviors in our prototypes. Jesse leads all aspects of the identification, selection and oversight of the Company's supply chain, including the performance testing of key components.

Peter Tam: Peter is a Director of the Company. He is currently President of PTI and serves as a board member and board observer on startup and midsized medical instrumentation companies. Peter is experienced with product design and has manufacturing expertise for medical and commercial control and instrumentation sectors. Peter brings expertise to the Company's Board through global strategic partners (FDA and ISO 9001); commercial control and medical instrument scale-up manufacturing; and electronic (microcontrollers based) product transformation - idea to product. Peter earned his BSEE and MSEE at California State University.

Jay Goss: Jay is a Director of the Company. He is currently a General Partner at Wavemaker Three-Sixty Health. Wavemaker 360 is a Pasadena-based venture fund focused 100% on healthcare start-ups seeking Seed and Series A investment. The fund's core investment thesis is that healthcare is transitioning away from fee-for-service to value-based payments, and with that comes a massive amount of disruption, and entrepreneurs are already coming out of the woodwork to solve these problems. Before becoming a venture capitalist, Jay helped bring companies to life. Jay has built and run businesses across a variety of different industries/sectors – digital and traditional – working entrepreneurially for early-stage companies (from zero to five years old), and "intrapreneurially" inside large organizations such as Disney, Reed Elsevier, Summa Group and UCLA, building new business units on their behalf. Long story short, Jay knows the entrepreneurial journey uncommonly well.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 7 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

Tombot Seed Prime CF SPV, LLC is the Co-Issuer (the "**Co-Issuer**") and is located at 19197 Golden Valley Road, #638, Santa Clarita, CA 91387, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company formed the 100% owned Co-Issuer solely for issuing the Securities under the previously completed Regulation CF Offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer have the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fourth Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Fourth Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

The Company's authorized capital stock consists of 24,150,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 12,853,764 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). The Preferred Stock consists of: (i) 526,583 shares of Series Seed I preferred stock (the "**Series Seed I Preferred Stock**"), (ii) 862,872 shares of Series Seed II preferred stock (the "**Series Seed II Preferred Stock**"), (iii) 3,019,462 shares of Series Seed III preferred stock (the "**Series Seed III Preferred Stock**"), (iv) 4,193,860 shares of Series Seed IV preferred stock (the "**Series Seed IV Preferred Stock**"), and (v) 4,250,987 shares of Series Seed Prime preferred stock (the "**Series Seed Prime Preferred Stock**"), consisting of 3,284,854 shares of Series Seed Prime-1 preferred stock ("**Series Seed Prime-1 Preferred Stock**") and 966,133 shares of Series Seed Prime-2 preferred stock ("**Series Seed Prime-2 Preferred Stock**"). Additionally, the Company has established the 2017 Stock Incentive Plan for which 3,016,949 shares are authorized for issuance thereunder.

As of the filing of this Form C-AR, (i) 7,947,020 shares of Common Stock, (ii) 526,583 shares of Series Seed I Preferred Stock, (iii) 862,872 shares of Series Seed II Preferred Stock, (iv) 2,947,428 shares of Series Seed III Preferred Stock, (v) 3,806,441 shares of Series Seed IV Preferred Stock are issued and outstanding, (vi) 228,777 shares of Series Seed Prime-1 Preferred Stock and (vii) 852,248 shares of Series Seed Prime-2 Preferred Stock are issued and outstanding. Additionally, the Company has 2,675,729 options to purchase Common Stock issued and outstanding and 341,220 options available for issuance under the 2017 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	7,947,020
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

* The Common Stock has a right to elect three (3) directors to the Company's Board of Directors.

Type	Series Seed I Preferred Stock
Amount Outstanding	526,583
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $1.55 per share for the Series Seed I Preferred Stock; (b) Right to receive dividends up to Original Issue Price and then participate on pari passu basis with the Common Stock and other Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering of at least $25,000,000 in gross proceeds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed I Preferred Stock which may dilute the Security.

Type	Series Seed II Preferred Stock
Amount Outstanding	862,872
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $0.29 per share for the Series Seed II Preferred Stock; (b) Right to receive dividends up to Original Issue Price and then participate on pari passu basis with the Common Stock and other Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering of at least $25,000,000 in gross proceeds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed II Preferred Stock which may dilute the Security.

Type	Series Seed III Preferred Stock
Amount Outstanding	2,947,428
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $1.18 per share for the Series Seed III Preferred Stock; (b) Right to receive dividends up to Original Issue Price and then participate on pari passu basis with the Common Stock and other Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering of at least $25,000,000 in gross proceeds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed III Preferred Stock which may dilute the Security.

Type	Series Seed IV Preferred Stock
Amount Outstanding	3,806,441*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $0.82360 per share for the Series Seed IV Preferred Stock; (b) Right to receive dividends up to Original Issue Price and then participate on pari passu basis with the Common Stock and other Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering of at least $25,000,000 in gross proceeds; (f) Protective provisions so long as the Series Seed IV Preferred Stock remain outstanding; and (g) Right to elect two (2) directors to the Board of Directors of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed IV Preferred Stock which may dilute the Security.

* Includes 749,752 shares not yet issued but for which the Company has signed subscription agreements and is awaiting payment for the shares.

Type	Series Seed Prime-1 Preferred Stock
Amount Outstanding	228,777
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $1.21771 per share for the Series Seed Prime-1 Preferred Stock; (b) Right to receive dividends up to Original Issue Price and then participate on pari passu basis with the Common Stock and other Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering of at least $25,000,000 in gross proceeds; and (f) Protective provisions so long as the Series Seed Prime-1 and Series Seed IV Preferred Stock remain outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Prime-1 Preferred Stock which may dilute the Security.

Type	Series Seed Prime-2 Preferred Stock
Amount Outstanding	852,248
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $1.03505 per share for the Series Seed Prime-2 Preferred Stock; (b) Right to receive dividends up to Original Issue Price and then participate on pari passu basis with the Common Stock and other Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering of at least $25,000,000 in gross proceeds; and (f) Protective provisions so long as the Series Seed Prime-2 and Series Seed IV Preferred Stock remain outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Prime-2 Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	2,675,729
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Warrants to Purchase Common Stock
Shares Issuable Upon Exercise	142,377
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock which may dilute the Security.

Type	Warrants to Purchase Series Seed III Preferred Stock
Shares Issuable Upon Exercise	72,034
Voting Rights	The holders of Warrants to purchase Series Seed III Preferred Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Series Seed III Preferred Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Series Seed III Preferred Stock which may dilute the Security.

Type	Warrants to Purchase Series Seed IV Preferred Stock
Shares Issuable Upon Exercise	10,927
Voting Rights	The holders of Warrants to purchase Series Seed IV Preferred Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Series Seed IV Preferred Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Series Seed IV Preferred Stock which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$257,631*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,500,000**
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*   Includes $5,051 in Crowd SAFEs issued to the intermediary.

**On May 4, 2023, the Company amended the Crowd SAFE, after receiving the consent of a majority of the Crowd SAFE holders, to change the Valuation Cap to $12,500,000.

Voting and Control

The Series Seed Prime-1 Preferred Stock and Series Seed Prime-2 Preferred Stock each have voting rights equal to one vote per share of Series Seed Prime-1 Preferred Stock and Series Seed Prime-2 Preferred Stock, respectively.

As a result of purchasing the Securities, the Investors in the Co-Issuer will indirectly have limited voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Additionally, the Company is a party to an Amended and Restated Voting Agreement, dated as of October 16, 2024, under which the Company, the Preferred Stockholders and Key Holders agreed to, among other things (i) voting provisions regarding the Board, including board composition with two Series Seed IV Preferred Stock holders having a right to each designate a Series Seed IV Preferred Stock director and the Common Stock having a right to designate two Common Stock directors; (ii) a Drag-along Right; and (iii) the grant of an irrevocable proxy and power of attorney to the Company's CEO.

The Company is also a party to an Amended and Restated Investors' Rights Agreement, dated October 16, 2024, under which the Company and the specified investors who are parties to the agreement have agreed to, among other things: (i) registration rights, including demand registration and Issuer registration, (ii) restrictions on transfer; (iii) delivery of financial information to Major Investors; (iv) right of first offer to Major Investors; and (v) matters requiring the approval of Preferred Directors.

The Company, certain investors and Key Holders are parties to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated October 16, 2024, which provides for, among other things: (i) a Right of First Refusal to the Company to purchase any proposed transfers of capital stock by Key Holders; (ii) a secondary grant of Right of First Refusal to the specified investors and non-selling Key Holders in the event the Company does not wish to exercise its Right of First Refusal; (iii) right of Co-Sale to non-selling Key Holders; (iv) exempt transfers; and (v) Lock-Up provisions.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Outstanding Debt

The Company has the following debt outstanding:

Type	KickStarter Customer Contractual Commitments*
Amount Outstanding	$49,889
Interest Rate and Amortization Schedule	None
Description of Collateral	Unsecured
Maturity Date	None

* These are pre-order deposits for product purchases and are shown as a Deferred Revenue liability on the Company's financial statements. This liability will be retired once the Company ships robots to its pre-order customers.

Type	Line of Credit with Contract Manufacturer*
Amount Outstanding	$0
Interest Rate and Amortization Schedule	9%
Description of Collateral	Unsecured
Maturity Date	None

* This line of credit is for a maximum of 2,000,000. The Company expects to begin utilizing this line of credit prior to the end of 2024 for pre-manufacturing services.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed I Preferred Stock	$375,000	241,935	Research & Development and General Working Capital	December 28, 2021; March 18, 2022; May 10, 2022; August 12, 2022	Reg. D Rule 506(b)
Series Seed I Preferred Stock	$536,362*	365,293	Research & Development and General Working Capital	July 9, 2021; August 17, 2021; October 5, 2021; October 20, 2021; November 3, 2021; November 10, 2021; November 30, 2021; December 9, 2021	Reg. CF
SAFE (Simple Agreement for Future Equity)	$2,778,000**	37	Research & Development and General Working Capital	Various dates between September 23, 2019 and November 8, 2021	Section 4(a)(2)
Warrants to Purchase Preferred Stock	N/A	63,558	N/A	August 27, 2020; December 13, 2021; December 14, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$257,631***	300	Product Development and General Working Capital	March 25, 2023	Reg. CF
Series Seed IV Preferred Stock	$3,009,985	3,654,669****	Product Development and General Working Capital	Various dates between April 20, 2023 and October 12, 2024	Reg. D Rule 506(b)
Series Seed Prime-2 Preferred Stock	$671,378	650,358	Product Development and General Working Capital	Various dates between December 9, 2024 And April 28, 2025	Reg. D Rule 506(b)
Series Seed Prime-2 Preferred Stock****	$208,956	201,890	Product Development and General Working Capital	December 6, 2024 February 25, 2025	Reg. CF
Series Seed Prime-1 Preferred Stock	$75,000	61,590	Product Development and General Working Capital	March 6, 2015; March 15, 2025; April 30, 2025	Reg. D Rule 506(b)

Series Seed Prime-1 Preferred Stock****	$203,634	167,187	Product Development and General Working Capital	February 25, 2025; April 16, 2025	Reg. CF

* Certain investors with most favored nations pricing exchanged 80,645 shares of Series Seed I Preferred Stock for Series Seed IV Preferred Stock on October 27, 2022
** Converted into either Series Seed II Preferred Stock or Series Seed III Preferred Stock on October 27, 2022
*** Includes $5,051 in Crowd SAFEs issued to the intermediary.
**** Does not include commissions and investor processing fees.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Amount and Type or Class Held**	**Percentage Ownership (in terms of voting power)**
Tom Stevens	6,000,000 shares of Common Stock 862,872 shares of Series Seed II Preferred Stock 245,762 shares of Series Seed III Preferred Stock	40.95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of April 30, 2025, the Company had an aggregate of approximately $1,090,248 in cash and cash equivalents, leaving the Company with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

From December 2024 to March 2025, the Company completed a Regulation CF offering of Series Seed Prime Preferred Stock and raised $640,926. From December 2024 to April 2025, the Company also conducted Regulation D offerings of Series Seed Prime Preferred Stock and raised $746,378.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, private or public equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS
(EXHIBIT B TO FORM C-AR)
May 29, 2025

Tombot, Inc.





Balance Sheet

Tombot, Inc.
As of January 31, 2025
Accrual Basis

	JAN 31, 2025
Assets	
Current Assets	
Cash and cash equivalents	692,805
Prepaid expenses and other current assets	50,824
Total Current Assets	**743,630**
Equipment, net	31
Intangible assets, net	80,122
Operating lease right-of-use asset	106,116
Total Assets	**929,899**
Liabilities and Shareholders' Equity	
Liabilities	
Current Liabilities	
Accounts payable	12,699
Accrued expenses and other current liabilities	27,967
Operating lease liability-current	37,125
SVB Operations Card x2444	44,670
Total Current Liabilities	**122,462**
Long-Term Liabilities	
Deferred revenue	47,289
SAFE liabilities	229,514
Operating lease liability-non-current	70,087
Total Long-Term Liabilities	**346,889**
Total Liabilities	**469,351**
Shareholders' Equity	
Common stock, par value $0.0001, 24,150,000 shares authorized, 7,947,020 shares issued and outstanding	795
Preferred stock, par value $0.0001, 12,853,764 shares authorized, 8,473,237 shares issued and outstanding	847
Additional paid-in capital	8,067,612
Accumulated deficit	(7,608,707)
Total Shareholders' Equity	**460,548**
Total Liabilities and Shareholders' Equity	**929,899**



Statement of Operations

Tombot, Inc.
For the year ended January 31, 2025
Accrual Basis

	2025	YEAR TO DATE
Net Revenue	-	-
Operating Expenses		
Salaries and wages	845,662.02	845,662.02
Research and development	196,990.76	196,990.76
Selling, general and administrative	273,632.33	273,632.33
Accounting fees	63,371.00	63,371.00
Consulting fees	208,404.25	208,404.25
Legal fees	32,817.17	32,817.17
Stock-Based compensation	34,507.58	34,507.58
Marketing and advertising	45,849.11	45,849.11
Depreciation	1,626.60	1,626.60
Amortization	999.96	999.96
Investor Fundraising	3,835.61	3,835.61
Total Operating Expenses	**1,707,696.39**	**1,707,696.39**
Operating Loss	**(1,707,696.39)**	**(1,707,696.39)**
Provision for Income Taxes		
Income taxes expense	(1,450.00)	(1,450.00)
Total Provision for Income Taxes	**(1,450.00)**	**(1,450.00)**
Net Loss	**(1,709,146.39)**	**(1,709,146.39)**

These financials have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them. Substantially all disclosures have been omitted.

Statement of Cash Flows

Tombot, Inc.
For the fiscal year ended January 31, 2025
Accrual Basis

Cash Flows from Operating Activities		
Net loss	$	(1,709,146)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		(54,785)
Stock-based compensation		34,508
Changes in assets and liabilities:		
Prepaid expenses and other current assets		(17,240)
Accounts payable		(9,210)
Accrued expenses		16,180
Operating lease liabilities		56,707
Net Cash Used in Operating Activities	$	(1,682,986)
Cash Flows from Investing Activities		
Purchase of intangible assets	$	(35,341)
Net Cash Used in Investing Activities	$	(35,341)
Cash Flows from Financing Activities		
Return of Kickstarter Funding		(1,211)
Issuance of preferred stock		1,186,479
Net Cash Provided by Financing Activities	$	1,185,268
Net Decrease in Cash and Cash Equivalents	$	(533,059)
Cash and Cash Equivalents, Beginning of Year		1,225,864
Cash and Cash Equivalents, January 31, 2025	$	692,805
Supplemental Cash Flow Information:		
Cash paid for state income taxes and limited liability company fees	$	(1,450)